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                                                                  Exhibit (m)(1)

                            NEW ENGLAND ZENITH FUND
                                    CLASS B
                               DISTRIBUTION PLAN

      This Plan (the "Plan") constitutes the Distribution Plan relating to Class B Shares of series (each a "Series") of New England Zenith Fund (the "Fund").

      Section 1. The Fund is authorized to pay a fee (the "Distribution Fee") for services rendered and expenses borne in connection with the distribution of the Class B shares of the Fund, at an annual rate with respect to each Series not to exceed 0.50% of the average daily net assets attributable to such Series' Class B shares. Some or all of such fee may be paid to New England Securities Corporation, a Massachusetts corporation that acts as the Principal Distributor of the Fund's Class B Shares, or such other entity as shall from time to time act as the Principal Distributor of the Fund's Class B shares (the "Distributor"). Subject to such limit and subject to the provisions of Section 8 hereof, the Distribution Fee shall be as approved from time to time by (a) the Trustees of the Fund and (b) the Independent Trustees of the Fund. The Fund is not obligated to pay any distribution expense in excess of the Distribution Fee described in this Section 1. If at any time this Plan shall not be in effect with respect to the Class B shares of all Series of the Fund, the Distribution Fee shall be computed on the basis of the net assets of the Class B shares of those Series for which the Plan is in effect. The Distribution Fee payable with respect to a particular Series may not be used to subsidize the sale of shares of any class or Series other than the Class B shares of that Series. The Distribution Fee shall be accrued daily and paid quarterly or at such other intervals as the Trustees shall determine.

      Section 2. Some or all of the Distribution Fee paid to the Distributor may be spent on any activities or expenses primarily intended to result in the sale of Class B shares of the Fund, including, but not limited to the following:

      (a) compensation to and expenses of employees of the Distributor, including overhead and telephone expenses, who engage in the distribution of Class B shares;

      (b) printing and mailing of prospectuses, statements of additional information and reports for prospective purchasers of variable annuity or variable life insurance contracts ("Variable Contracts") investing indirectly in Class B shares of the Fund;

      (c) compensation to financial intermediaries and broker-dealers to pay or reimburse them for their services or expenses in connection with the distribution of Variable Contracts;
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      (d) expenses relating to the development, preparation, printing and mailing of Fund advertisements, sales literature and other promotional materials describing and/or relating to the Fund;

      (e) expenses of holding seminars and sales meetings designed to promote the distribution of Class B shares of the Fund;

      (f) expenses of obtaining information and providing explanations to Variable Contract owners regarding Fund investment objectives and policies and other information about the Fund and its Series, including the performance of the Series;

      (g) expenses of training sales personnel regarding the Fund;

      (h) expenses of compensating sales personnel in connection with the allocation of cash values and premiums of the Variable Contracts to the Fund; and

      (i) expenses of personal services and/or maintenance of Variable Contract owner accounts with respect to Fund Class B shares attributable to such accounts.

      Section 3. This Plan shall not take effect until it has been approved by votes of the majority (or whatever greater percentage may, from time to time, be required by Section 12(b) of the Investment Company Act of 1940 (the "Act") or the rules and regulations thereunder) of both (a) the Trustees of the Fund, and
(b) the Independent Trustees of the Fund cast in person at a meeting called for the purpose of voting on this Plan.

      Section 4. This Plan shall continue in effect for a period of more than one year after it takes effect only so long as such continuance is specifically approved at least annually in the manner provided for approval of this Plan in
Section 3.

      Section 5. Any person authorized to direct the disposition of monies paid or payable by the Class B shares of any Series pursuant to this Plan or any related agreement shall provide to the Trustees of the Fund, and the Trustees shall review, at least quarterly, a written report of the amounts so expended and the purposes for which such expenditures were made.

      Section 6. This Plan may be terminated at any time with respect to the Class B shares of any Series by vote of a majority of the Independent Trustees, or by vote of a majority of the outstanding voting securities representing the Class B shares of that Series.

      Section 7. All agreements with any person relating to implementation of this Plan with respect to the Class B shares of any Series shall be in writing, and any agreement related to this Plan with respect to the Class B shares of any Series shall provide:

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      (a) that such agreement shall continue in effect for a period of more than one year after it takes effect only so long as such continuance is specifically approved at least annually in the manner provided for approval of this Plan in Section 3;

      (b) that such agreement may be terminated at any time, without payment of any penalty, by vote of a majority of the Independent Trustees or by vote of a majority of the outstanding voting securities representing the Class B shares of such Series, on not more than 60 days' written notice to any other party to the agreement; and

      (c) that such agreement shall terminate automatically in the event of its assignment.

      Section 8. This Plan may not be amended to increase materially the amount of distribution fees permitted to be paid by a Series pursuant to Section 1 hereof without approval by a vote of at least a majority of the outstanding voting securities representing the Class B shares of that Series, and all material amendments to this Plan shall be approved in the manner provided for approval of this Plan in Section 3.

      Section 9. While this Plan is in effect, the selection and nomination of the Trustees who are not interested persons of the Fund will be committed to the discretion of such disinterested Trustees.

      Section 10. As used in this Plan, (a) the term "Independent Trustees" shall mean those Trustees of the Fund who are not interested persons of the Fund, and have no direct or indirect financial interest in the operation of this Plan or any agreements related to it, and (b) the terms "assignment", "interested person" and "majority of the outstanding voting securities" shall have the respective meanings specified in the Act and the rules and regulations thereunder, subject to such exemptions or interpretations as may be granted or issued by the Securities and Exchange Commission.

Adopted as of February 1, 2000

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